Allakos Inc.

825 Industrial Road, Suite 500

San Carlos, CA 94070

November 17, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tamika Sheppard

Re:	Allakos Inc.
Registration Statement on Form S-3
File No. 333-275517

Acceleration Request
Requested Date: November 21, 2023
Requested Time: 4:00 p.m.

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Allakos Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-275517) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with the Company’s counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Jennifer Knapp at (650) 849-3041 or, in her absence, Zack Lenox at (650) 709-3585.

[Signature page follows]

Sincerely,

Allakos Inc.

/s/ H. Baird Radford, III
H. Baird Radford, III
Chief Financial Officer

cc:	Robert Alexander, Allakos Inc.

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Jennifer Knapp, Wilson Sonsini Goodrich & Rosati, P.C.

Zack Lenox, Wilson Sonsini Goodrich & Rosati, P.C.